

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Mark K. Mason
Chief Executive Officer
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, Washington 98101

> **Re: HomeStreet, Inc.**
> **Registration Statement on Form S-1 and Form S-1/A**
> **Filed May 6, 2011 and May 19, 2011**
> **File No. 333-173980**

Dear Mr. Mason:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   As far as practicable, please fill in the blanks that do not contain pricing-related information in your next amendment.

2.   Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Cover Page of Prospectus

3.   Please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to any distribution of the prospectus.

<u>Summary, page 1</u>

4.   Please revise the "Summary" section to provide a more balanced presentation, including, but not limited to disclosing:

- The amount of your net losses during the 2009 and 2010 fiscal years;
- That under the Bank Order you were required to achieve Tier 1 capital and total risk-based capital ratios of 10% and 12%, respectively, by October 5, 2009, and reduce certain adversely classified assets to 40% by February 28, 2010, and that you failed to meet these requirements; and
- The amount of capital you need to raise in order to meet your minimum regulatory capital requirements as of the most recent practicable date and whether you expect that amount to increase, i.e., if continued losses are expected.

<u>Recent Developments, page 2</u>

5.   Revise the second full paragraph on page 2 to discuss the status of your compliance with the Company Order and the Bank Order, and briefly summarize the material actions taken in response to these orders to date. Confirm that you will revise any amendments to the registration statement to update this section, as necessary.

<u>Turnaround Plan, page 3</u>

6.   As you indicate in a Risk Factor on page 21, please state that there is no assurance your plan will be successful.

<u>Selected Turnaround Results, page 5</u>

7.   Please revise this section to provide more balanced disclosure regarding your financial results. For example, your disclosure emphasizes the positive results related to the reduction in nonperforming loans, but does not disclose your net income (losses), return on assets and return on equity for the periods indicated.

8.   Please revise to address the reasons and basis for providing selected financial information which compares the fourth quarter of fiscal 2010 with the third quarter of fiscal 2009. You should address the significance of these periods supplementing the table with a specific and thorough discussion addressing the reasons for the differences in the amounts being presented. We note the inclusion of comparable disclosures within the business section on page 112 as well.

<u>Significant Sources…page 8</u>

9.   Please provide us with a copy of the MBA/STRATMOR study. Tell us whether it was prepared on your behalf.

Mark K. Mason
HomeStreet, Inc.
June 2, 2011
Page 3

Robust Capital Position, page 9

10.   Here and elsewhere in the filing, please eliminate the phrase "Robust Capital Position."

11.   Please revise to highlight the fact that the Bank Order requires the Bank to achieve and
        maintain a Tier I capital ratio of at least 10.0% and a risk-based capital ratio of at least
        12.0%.

Forward-Looking Statements, page 13

12.   Please move this section to somewhere after the "Risk Factors" section.

13.   The language in the second full paragraph on page 14 appears to be disclaiming the
        accuracy of industry and market data being provided and such language may confuse
        investors. Please revise this section to remove any disclaimers of accuracy with respect
        to industry and market data.

Non-GAAP Financial Measures, page 14

14.   Please revise to specifically identify the non-GAAP financial measures addressing
        profitability, performance and asset quality which are included within the registration
        statement. Please ensure that each of these measures referenced is reconciled to the most
        directly comparable financial measure calculated and presented in accordance with
        GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Summary Selected Historical Consolidated Financial and Other Data, page 15

15.   Please revise the table here and in the "Selected Historical Consolidated Financial and
        Other Data" section to quantify the allowance for loan losses as a percentage of
        nonperforming loans for the periods indicated.

Risk Factors, page 18

General

16.   In order to highlight the most significant factors that make this offering risky, please
        eliminate any risk factors that could apply to any registrant. Revise this section so that
        the risk factors presented specifically relate to you.

Adverse economic conditions in the Pacific Northwest, . . . page 22

17.   Please revise to provide specific information, with numerical data to the extent available, regarding decreased real estate values and sales and increased foreclosure, unemployment and commercial real estate vacancy rates.

Our allowance for loan losses may prove inadequate . . . , page 24

18.   Please revise to quantify the allowance for loan losses, both in dollar terms, and as a percentage of nonperforming loans, as of December 31, 2009 and 2010, respectively.

If we sell mortgage loans or mortgage loan servicing rights and a default occurs . . . , page 27

19.   Please revise to quantify as of the most recent practicable date the dollar amount of mortgage loans subject to repurchase and the amount of reserves established.

Use of Proceeds, page 46

20.   Discuss what other measures you have considered and which you are planning to pursue, if any, should the offering be insufficient to enable the Bank to comply with the Bank Order with respect to Tier 1 capital and total risk-based capital (e.g., if operating losses continue). Please also disclose the impact to the purchaser in the offering. To the extent you have no other plans, this should clearly be stated.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality and Nonperforming Assets, page 88

21.   In regard to your troubled debt restructurings (TDRs), please tell us and revise to address the following:
        • Provide a robust discussion of your TDR and renegotiated loan activities. Your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;
        • Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and
        • Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

22.   Given the high levels of nonperforming loans, assets, troubled debt restructurings and OREO, please address and disclose the following, as it relates to your appraisal policies:

        • Tell us and disclose your appraisal policy;

- Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;
- When you receive new appraisals, describe the type of appraisals received, such as "retail value" or "as is value";
- Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;
- Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;
- Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and
- Address how you determine the amount to charge-off.

Business

Market Opportunities, page 118

23.   Please expand the disclosure in the first paragraph under the "Pacific Northwest Market" heading to provide a summary of market conditions in the Pacific Northwest during 2008, 2009 and 2010 or provide a cross-reference to the first full risk factor on page 22.

Management, page 149

24.   Please disclose the information required by Item 407(e)(4) of Regulation S-K.

Executive Compensation

Summary Components of Compensation, page 165

25.   Please quantify the performance metrics utilized in determining compensation under the 2011 Management/Support Plan and the 2010 Equity Incentive Plan.

26.   Disclose what elements of individual performance are taken into account in determining compensation under the 2011 Management/Support Plan. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies
Accounting for Windermere Mortgage Services, Inc., F-15

27.   Please tell us how you determined that Windermere Mortgage Services, Inc. is not a
        variable interest entity (VIE) and how you considered the guidance in ASC 810-10-25
        when forming your conclusion.

Note 5 – Loans and Credit Quality, F-24

28.   We note that your portfolio segments and classes of financing receivables appear to be the
        same for purposes of providing the disclosures required by ASU 2010-20. Please tell us
        how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22
        of this guidance when determining that further disaggregation of your portfolio segments
        was not necessary. Confirm to us, if true, that the classes presented are at the level
        management uses to assess and monitor the risk and performance of the portfolio.

29.   Please revise your next amendment to describe the risk characteristics of each loan
        portfolio segment. Refer to 310-10-50-11B(a)(2) for guidance.

30.   We note that loans graded as Watch are included within the Pass classification. In light
        of the fact that you disclosed total Watch loans as $323.0 million at December 31, 2010,
        please revise your next amendment to break out Watch loans by loan class.

Note 12 – Mortgage Banking Operations, F-40

31.   We note your disclosure that you recorded delinquent or defaulted GNMA mortgage
        loans as if they had been repurchased, totaling $2.6 million and $8.1 million in 2010 and
        2009, respectively. Please revise your next amendment to provide information about the
        principal balances of off-balance sheet securitized loans serviced for others. Please
        address the following:

        - Disclose your repurchase obligations or rights for loans sold that are more than 90
          days past due; and
        - Provide delinquency information, specifically loans 90 days or more past due and still
          accruing interest as well as nonaccrual loans.

Note 13 – Commitments, Guarantees, and Contingencies, F-46

32.   We note your disclosures beginning on page F-47 regarding the fact that you have
        various legal claims and other contingent matters outstanding. We further note your risk
        factors on pages 28 and 34 concerning the fact that you may be subject to claims and
        litigation under various foreclosure laws related to loan services that initiate foreclosures

that are based on faulty affidavits. We note that you have not disclosed the following for the various litigation matters to which the Company is exposed:

(i) the nature of any material contingencies; or
(ii) the possible loss or range of loss or a statement that an estimate of the loss cannot be made.

Please revise your next amendment to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50 to the extent material, especially in light of the foreclosure issue referenced above.

Prospectus Back Cover Page

33.   Please advise dealers of their prospectus delivery obligation, as required by Item 502(b) of Regulation S-K.

Exhibits

34.   Please file with your next amendment all exhibits that you indicate will be filed by amendment or tell us when you plan to file them. Note that we may have comments after reviewing these exhibits.

35.   Please file the 2011 Management/Support Performance-Based Annual Incentive Plan as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

36.   We note that certain exhibits have not been filed in their entirety. For example, appendices have been omitted from Exhibit 10.25 and exhibits have been omitted from Exhibit 10.29. These are only examples. Please ensure that all exhibits are filed in their entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Irving at (202) 551-3321 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: (facsimile only)
Mr. Marcus J. Williams
Davis Wright Tremaine LLP
(206) 757-7700